FILED BY COREBRIDGE FINANCIAL, INC.
COMMISSION FILE NO.: 001-41504
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933, AS AMENDED
AND DEEMED FILED PURSUANT TO RULE 14a–12 UNDER THE SECURITIES EXCHANGE OF 1934, AS AMENDED
SUBJECT COMPANY: COREBRIDGE FINANCIAL, INC. AND EQUITABLE HOLDINGS, INC.

Compass FAQ (Top 10)

1.	What is a merger?
•	A merger is a combination of two companies with comparable market size and earnings power.
•	They join together to share their people, resources and strengths, with the goal of building a stronger business together. That’s exactly what we’re doing with Equitable.
•	In our case, this means we’ll be creating one company with Equitable, melding our organizations to better serve our customers and create new opportunities for the future.
•	Importantly, this includes a deliberate effort to unite our cultures, making clear choices about how the business operates going forward to ensure we’re positioned for success.

2.	Who is Equitable Holdings?
•	Founded more than 165 years ago, Equitable is a storied financial services institution with deep expertise in retirement, asset management and strong wealth capabilities.
•	Like Corebridge, Equitable helps people build, protect and manage their financial future.
•	Equitable’s company is a natural, complementary fit with ours, and they share our dedication to helping people retire with dignity and confidence.
•	We are both customer-centric organizations with cultures grounded in service excellence, risk management and strong execution.
•	Uniting with Equitable will allow us to build on the momentum each of our companies has established and position us for the future.

3.	Who is AllianceBernstein?
•	AllianceBernstein is a leading global active manager with over 50 years of experience and distribution in 21 countries across retail, institutional and private wealth channels.
•	They also have asset origination capabilities that are complementary to Corebridge’s.
•	At its core, AllianceBernstein combines deep research, investment expertise and global reach to help customers plan for the future and achieve their financial goals.
•	Notably, they are majority-owned by Equitable, which will benefit our combined company.
•	Over time, the combined company expects to shift over $100 billion of Corebridge’s general and separate account assets to AllianceBernstein, further enhancing our scale and competitive positioning.

4.	Why this transaction, and what will it enable?
•	The transaction will create a leading retirement, life, wealth and asset management company, benefiting from enhanced scale and a diversified portfolio of businesses.
•	Together, Corebridge and Equitable will have a world-class, multi-channel distribution network and an expanded offering of innovative products, creating a balanced and resilient business.
•	We will also accelerate our digitization and technology transformation, further supporting the customer experience.
•	In short, uniting with Equitable will allow us to build on the momentum each of our companies has established and position us to drive higher growth and deliver long-term value.

5.	How does this transaction strengthen our company going forward?
•	This combination brings together two organizations with complementary capabilities and scale, enhancing our overall competitive position.
•	Together, we will be able to offer a broader range of solutions across retirement, life, wealth and asset management, supported by a world-class, multi-channel distribution network.
•	The combined company will be more balanced and resilient, better enabling us to anticipate and meet evolving customer needs.
•	We will also accelerate our digitization and technology transformation, further supporting a more modernized customer experience.
•	Importantly, the combined company will be well positioned to drive higher growth and deliver long-term value through a more diversified and resilient business model.

6.	What does this mean for colleagues’ roles, responsibilities, and reporting structures?
•	Until the close of the transaction, it is business as usual, and Corebridge and Equitable will remain separate companies and continue operating independently.
•	Roles and day-to-day responsibilities are not changing at this time, and neither is our dedication to serving our customers with consistency and purpose.
•	Beyond that, we will soon establish a dedicated team that will be focused on integration planning both in the near-term and as we approach close.
•	We expect to provide regular updates to colleagues including on topics such as organization structure, roles and responsibilities, and colleague benefits, among other things.
•	We appreciate that these areas are top of mind for colleagues, and we are committed to communicating clearly and directly about them.

7.	When do you expect the transaction to close? What do I need to do between now and then?
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We expect the transaction to close by year-end 2026, subject to customary closing conditions, including the receipt of required regulatory approvals and approval of shareholders of both Corebridge and Equitable.

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The most important thing you can do is continue to serve our customers with consistency and purpose. Until the close of the transaction, it is business as usual, and Corebridge and Equitable will remain separate companies.

•	We will soon establish a dedicated team that will be focused on integration planning, and we expect to provide regular updates to colleagues going forward.

8.	What are the integration plans for the combined company?
•	We will soon establish a dedicated team that will be focused on integration planning both in the near-term and as we approach close.
•	We expect to provide regular updates to colleagues including on topics such as organization structure, roles and responsibilities, and colleague benefits, among other things.
•	We appreciate that these areas are top of mind for colleagues, and we are committed to communicating clearly and directly about them.

9.	How are our company cultures aligned? What will our values be going forward?
•	Importantly, Equitable’s company is a natural, complementary fit with ours, and they share our dedication to helping people retire with dignity and confidence.
•	We are both customer-centric organizations with cultures grounded in service excellence, risk management and strong execution – values that will remain true to us as one company.

10.	What does this transaction mean for customers?
•	It remains business as usual and we do not expect any near-term changes as a result of this transaction.
•	Corebridge and Equitable will continue to operate as separate companies until the transaction closes.
•	We appreciate our customers and partners and remain committed to helping them take action for a more secure tomorrow.

Cautionary Statement Regarding Forward-Looking Information

This communication includes statements, which, to the extent they are not statements of historical or present fact, constitute “forward looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements, and any related oral statements, can be identified by the use of terms such as “believes,” “expects,” “may,” “will,” “shall,” “should,” “would,” “could,” “seeks,” “aims,” “projects,” “forecasts,” “intends,” “targets,” “plans,” “estimates,” “anticipates,” “goals,” “guidance,” “formidable,” “preliminary,” “objective,” “continue,” “drive,” “improve,” “superior,” “robust,” “positioned,” “resilient,” “vision,” “potential,” “immediate,” and similar expressions or the negative of those expressions or verbs. We caution you that forward-looking statements are not guarantees of future performance or outcomes. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, which may by their nature be inherently uncertain, and some of which may be outside our control. These statements include, but are not limited to, statements about the expected timing and completion of the proposed transaction between Corebridge and Equitable (the “Proposed Transaction”), the anticipated benefits of the Proposed Transaction, including estimated synergies and projected cost savings, and plans and expectations for Corebridge, Equitable or their new parent company after completion of the Proposed Transaction.

Such forward-looking statements are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Key factors include, among others, the ability to complete the Proposed Transaction on the timeframe or on the terms currently anticipated or at all, including due to a failure to obtain requisite stockholder, stock exchange, regulatory, governmental or other approvals; risks related to difficulties, inabilities or delays in integrating the parties’ businesses; the ability to realize the anticipated benefits of the Proposed Transaction, including estimated run-rate expense synergies and projected cost savings at the times, and to the extent, anticipated, as well as expected operating earning and cashflow generation; the occurrence of any event, change or other circumstance that could give rise to the right of either or both parties to terminate the merger agreement; the potential impact of the announcement or consummation of the Proposed Transaction on Corebridge or Equitable’s stock price and on their respective business, contractual and operational relationships (including with regulatory bodies, employees, suppliers, clients and competitors); risks related to business disruptions from the Proposed Transaction that may harm the business or current plans and operations of either or both parties, including diversion of management time from ongoing business operations; the risk that the Proposed Transaction and its announcement could have an adverse effect on the ability of either or both parties to hire and retain key personnel; the parties’ ability to raise debt on favorable terms or at all; the outcome of any legal proceedings that may be instituted against Corebridge, Equitable, their new parent company or their respective directors; restrictions on the conduct of Corebridge and Equitable’s respective businesses prior to the closing of the Proposed Transaction and on each their ability to pursue alternatives to the Proposed Transaction; the possibility that the Proposed Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, or unforeseen or unknown liabilities; the deterioration of economic conditions; geopolitical tensions; the potential impact of a downgrade in Corebridge or Equitable’s Insurer Financial Strength ratings or credit ratings or of the new parent company of Corebridge and Equitable following completion of the Proposed Transaction; other factors that may affect future results of Corebridge and Equitable; and management’s response to any of the aforementioned factors.

The foregoing list of factors is not exhaustive. You should carefully consider these factors and the other risks and uncertainties described in the “Risk Factors” section of the new parent company’s Registration Statement on Form S-4 discussed below and other documents filed or furnished by Corebridge and Equitable from time to time with the U.S. Securities and Exchange Commission (the “SEC”), including their Annual Reports on Form 10-K for the year ended December 31, 2025. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither Corebridge nor Equitable presently know or that Corebridge and Equitable currently believe are immaterial that could also cause actual events and results to differ materially from those contained in the forward-looking statements. In addition, forward-looking statements reflect Corebridge and Equitable’s expectations, plans or forecasts of future events and views as of the date of this communication. Corebridge and Equitable anticipate that subsequent events and developments will cause Corebridge and Equitable’s assessments to change. While Corebridge and Equitable may elect to update these forward-looking statements at some point in the future, Corebridge and Equitable specifically disclaim any obligation to do so, unless required by applicable law. Neither Corebridge nor Equitable gives any assurance that Corebridge, Equitable or their new parent company will achieve the results or other matters set forth in the forward-looking statements.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), or in a transaction exempt from the registration requirements of the Securities Act.

Important Information and Where to Find It

This communication relates to the Proposed Transaction that may become the subject of a Registration Statement on Form S-4 to be filed by the new parent company with the SEC. The Registration Statement will include a joint proxy statement of Corebridge and Equitable that will also constitute a prospectus of the new parent company. After the Registration Statement has been declared effective, the definitive joint proxy statement/prospectus will be mailed to the stockholders of each of Corebridge and Equitable. This communication is not a substitute for the Registration Statement that the new parent company intends to file with the SEC or any other documents that may be sent to Corebridge’s stockholders or Equitable’s stockholders in connection with the Proposed Transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH, OR FURNISHED TO, THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING COREBRIDGE, EQUITABLE, THEIR NEW PARENT COMPANY, THE PROPOSED TRANSACTION AND RELATED MATTERS.

Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Corebridge or Equitable through the website maintained by the SEC at http://www.sec.gov or from Corebridge at its website, https://www.corebridgefinancial.com, or from Equitable at its website, https://equitableholdings.com (information included on or accessible through either of Corebridge or Equitable’s website is not incorporated by reference into this communication).

Participants in the Solicitation

Corebridge and Equitable and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Corebridge’s stockholders or Equitable’s stockholders in connection with the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of Corebridge, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Corebridge’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 16, 2025, including under the headings “Compensation Discussion and Analysis,” “Compensation Tables” and “Security Ownership of 5% Beneficial Owners, Directors and Executive Officers.” To the extent holdings of Corebridge’s common stock by the directors and executive officers of Corebridge have changed or do change from the amounts of Corebridge’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Initial Statements of Beneficial Ownership of Securities on Form 3 (“Form 3”), Statements of Changes in Beneficial Ownership on Form 4 (“Form 4”) or Annual Statements of Changes in Beneficial Ownership of Securities on Form 5 (“Form 5”), in each case filed with the SEC. Information about the directors and executive officers of Equitable, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Equitable’s definitive proxy statement for its 2025 Annual Meeting of Stockholders, which was filed with the SEC on April 4, 2025, including under the headings “Executive Compensation” and “Certain Relationships and Related Person Transactions.” To the extent holdings of Equitable’s common stock by the directors and executive officers of Equitable have changed or do change from the amounts of Equitable’s common stock held by such persons as reflected therein, such changes have been or will be reflected on Forms 3, Forms 4 or Forms 5, in each case filed with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed participants in the proxy solicitation of Corebridge or Equitable’s stockholders in connection with the Proposed Transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the Registration Statement. You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by Corebridge or Equitable will also be available free of charge from Corebridge or Equitable using the contact information above.